HALLIBURTON

1401 McKinney, Suite 2400, · Houston, Texas 77010
Phone 713.759.2600

Margaret E. Carriere
Senior Vice President and Corporate Secretary

May 26, 2006

VIA EDGAR, FACSIMILE (202) 942-9579 and U.S. Mail
Cecilia D. Blye, Chief
Office of Global Security Risk
United States
Securities and Exchange Commission
100 F. St. N.E.
Washington, D.C. 20549-5546

Reference: Halliburton Company
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 13 2006
File No. 001-03492

Dear Ms. Blye:

This is in response to your letter addressed to our President and CEO, David J. Lesar, dated May 15, 2006.

Response to Comments 1, 2 and 3

Iran

Activities in Iran occur through three foreign entities: Halliburton Products and Services, Ltd., (hereinafter HPSL) a Cayman Islands corporation headquartered in Dubai; GVA Consultants AB (hereinafter GVA-C), a Swedish corporation headquartered in Gothenburg, Sweden; and M.W. Kellogg Limited (hereinafter MWKL), a U.K. corporation, headquartered in Greenford, England.

HPSL had approximately $ 45 million revenue in 2005 for conventional oil field services work in Iran. Approximately 120 employees worked in Dubai for this entity in 2005. Revenues for 2006 through March 31, 2006 are approximately $ 14.6 million. Anticipated revenues for the remainder of 2006 are estimated at approximately $ 10 million. Only three active contracts remain and the activity is in the process of slowly shutting down. No new contracts have been accepted since March 31, 2005. Only one contract should last beyond 2006. Employment is now below 100 and will continue to decline as the remaining contracts are completed.

GVA-C had approximately $ 1.6 million revenue from Iran in 2005, all based on a single contract wherein GVA-C are consulting engineers on a semi-submersible project in Iran. Approximately 23 employees worked on Iran-related work during 2005. In 2006 only 1 person has been involved with this contract, mostly trying to sort out the outstanding invoices that are due for payment. Completion of this contract should come in 2008. Revenue this year through March 31, 2006 is $ 0. No new contracts have been accepted since March 31, 2005. All work should be completed by the end of 2008.

MWKL had approximately $ 7 million total revenue from Iran in 2005, based on four contracts where it was furnishing consulting engineering and technology licenses to various Japanese construction companies working on projects in Iran. The Halliburton portion of this joint venture company was 55%, or approximately $ 4 million. The MWKL work scope for two of these contracts has now been completed although MWKL has remaining warranty liability. Approximately 9 employees worked on Iran-related work during 2005.  Revenue for 2006 through March 31, 2006 is $ 400 thousand.  No new contracts have been accepted since March 31, 2005.  All work on these contracts is expected to be completed by the end of 2009.  Total remaining expected revenue is approximately $ 2.3 million spread over the next three to four years.

All Iran revenues combined were just over $ 50 million for 2005, or about one quarter of 1% of the company’s revenue. 2006 revenues are expected to be in the range of one tenth of one percent of total Halliburton revenues. Particularly in light of this very small scale of activities, and the decision not to accept new contracts, we see no negative impact on shareholders or investors. We do not believe our remaining contracts with Iran constitute a material investment risk to our shareholders. We are not aware that any person or entity has made the decision to invest or not to invest in Halliburton based on activity in Iran, nor do we think it likely that they would do so.

We also wish to note that there are no plans or intentions at this time to expand Iranian activity or otherwise re-enter that market.

Syria

The company has no active operations in Syria. Sales for 2005 were only $21 thousand, consisting of Landmark Graphics oilfield software. The Syrian sales represent less than one one-thousandth of 1% of the company’s revenue for the periods discussed. No sales have been made thus far for 2006. We believe that there is no impact on investors or investor sentiment relating to activities in Syria. We are not aware that any person or entity has made the decision to invest or not to invest in Halliburton based on activity in Syria, nor do we think it likely that they would do so.

If you have questions, please call me at 713-759-2617.

Sincerely yours,

/s/ Margaret Carriere
Margaret Carriere